Filed by AGL Resources Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Nicor Inc.
Commission File No: 333-172084

Notice to Directors and Executive Officers of AGL Resources Inc. (“AGL” or “we”)
Concerning Limitations on Trading in AGL Resources Inc. Securities

This notice is to inform you of significant restrictions on your ability to deal in AGL common stock and derivative securities, such as stock options, during an upcoming special “blackout period.”  These restrictions are imposed on all directors and executive officers of AGL by the Sarbanes-Oxley Act of 2002 and U.S. Securities and Exchange Commission Regulation BTR (Blackout Trading Restriction).  As more fully described below, during this blackout period, you will be prohibited from engaging in transactions involving AGL equity securities (including shares of AGL common stock, stock options and other derivatives) that you acquired in connection with your service as a director or an executive officer. We will notify you of any changes that affect the blackout period.

1.
Following the proposed merger of Nicor Inc. with AGL (the “Merger”), AGL will assume Nicor’s 401(k) plans (the “Nicor 401(k) Plans”).  In connection with the Merger, all Nicor common stock in the Nicor 401(k) Plans will be converted into shares of AGL common stock and cash.  While the trustee of the Nicor 401(k) Plans is taking the steps necessary to process and implement this conversion of shares, the participants in the Nicor 401(k) Plans will be unable to direct or diversify investments in or out of the Nicor/AGL common stock fund, which constitutes a “blackout period” for the Nicor 401(k) Plans (the “401(k) Plan blackout period”).

2.
The 401(k) Plan blackout period may last for more than three business days, and the number of participants in the Nicor 401(k) Plans constitutes more than 50% of the total number of participants in similar plans sponsored by AGL.  Accordingly, we are required pursuant to Reg. BTR to impose a corresponding blackout period on all of our directors and executive officers with respect to equity securities acquired in connection with their service to AGL.

3.
Because we do not know the actual closing date of the Merger at this time, we are unable to determine the exact dates for the 401(k) Plan blackout period.  However, we do know that the 401(k) Plan blackout period will begin at 12 p.m. central time, on the trading date immediately before the Merger closing date.  We will notify you of the actual dates when known.  In addition, you can confirm the status of the 401(k) Plan blackout period by contacting Paul Shlanta at AGL Resources Inc., Ten Peachtree Place, NE, Atlanta, Georgia 30309; telephone number (404) 584-3430.

4.
Generally, during the 401(k) Plan blackout period, you will be prohibited from directly or indirectly purchasing, selling or otherwise transferring any AGL equity security that you acquired in connection with your service as a director or an executive officer.  “Equity securities” are defined broadly to include stock, stock options and other derivatives.  Covered transactions are not limited to those involving your direct ownership, but also include any transaction in which you have a direct or indirect pecuniary interest.  For example, you may be deemed to have an interest in transactions in AGL equity securities held by your family members, if such securities were originally acquired in connection with your service or employment as an AGL executive officer or director.

5.
Securities acquired “in connection with service as a director or employment as an executive officer” include, among other things, securities acquired by you under a compensatory plan or contract (such as under a stock option or deferred compensation plan), in transactions between you and AGL, and as shares necessary for you to qualify as a director or to satisfy minimum ownership requirements or guidelines.  Securities acquired outside of your service as a director or executive officer are not subject to this prohibition.

6.	If you engage in a transaction that violates these rules, you can be required to disgorge your profits from the transaction and may be subject to civil and criminal penalties.

The rules summarized above are complex, and the civil and criminal penalties that could be imposed upon directors and executive officers who violate them could be severe. Please contact Paul Shlanta at (404) 584-3430 before engaging in any transaction involving AGL securities during the 401(k) Plan blackout period, or if you believe that any such transaction in which you have a pecuniary interest may occur during the 401(k) Plan blackout period.

Forward Looking Statements
To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”).

These forward-looking statements relate to, among other things, our ability to obtain the necessary approvals for the transaction. Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements in this release that contain forward-looking statements are qualified by these cautionary statements. Although AGL Resources and Nicor believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by AGL Resources and Nicor stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of AGL Resources and Nicor operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the energy industry, as detailed from time to time in each of AGL Resources’ and Nicor’s reports filed with the Securities and Exchange Commission (“SEC”). There can be no assurance that the proposed merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this release, as well as under Item 1.A. in each of AGL Resources’ and Nicor’s Annual Report on Form 10-K for the fiscal year December 31, 2010. AGL Resources and Nicor caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to AGL Resources and Nicor, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to AGL Resources and Nicor or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  The forward-looking statements contained herein speak only as of the date of this communication. Neither AGL Resources nor Nicor undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.

Additional Information
In connection with the proposed merger, a definitive joint proxy statement/prospectus was mailed on or about May 10, 2011 to shareholders of record of AGL Resources and Nicor as of April 18, 2011. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AGL RESOURCES, NICOR AND THE PROPOSED TRANSACTION. The definitive joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, can be obtained free of charge at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources’ website (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL Resources Inc., P.O. Box 4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab Investor Information/SEC Filings or by directing a request to Nicor Inc., P.O. Box 3014, Naperville, IL 60566-7014.

The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in the definitive joint proxy statement/prospectus and its definitive proxy statement filed with the SEC by AGL Resources on March 14, 2011, and information regarding Nicor directors and executive officers is available in the definitive joint proxy statement/prospectus and its definitive proxy statement filed with the SEC by Nicor on April 19, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation are included in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.